SECU 23000838

SEC Mail Processing
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52364

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCMG Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 East Canal Street, Suite 850
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Harpel	717-249-8803	jeff.harpel@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

200 South 10th Street, Suite 900	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Spencer P. Cavalier, President, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCMG Capital Advisors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mari-Katherine O'Ferrall
Notary Public
Reg #7997539
Commonwealth Of Virginia
My Commission Expires 7/31/2026

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements
Year ended
December 31, 2022

MCMG Capital Advisors, Inc.

MCMG Capital Advisors, Inc.
Contents

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

Richmond, Virginia
February 21, 2023

We have served as the Company's auditor since 2020.

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,		**2022**
Assets		
Cash	$	3,541,112
Accounts receivable		30,306
Prepaid commissions		221,525
Prepaid expenses		10,214
Stockholder advance		88,077
Goodwill		20,303
Total assets	$	3,911,537
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	13,321
Due to related party		702,795
Deferred revenue		382,500
Commissions due		1,331,283
Stockholder redemption liability		140,350
Promissory notes payable		265,714
Total liabilities		2,835,963
Commitments and contingencies (Notes 7, 9 and 10)		
Stockholders' equity		
Common stock		12
Stockholder notes receivable		(7,034)
Retained earnings		1,082,596
Total stockholders' equity		1,075,574
Total liabilities and stockholders' equity	$	3,911,537

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Income

Year Ended December 31,	**2022**
Revenues	
Fee income	$ 10,301,730
Reimbursable expenses	98,409
Total Revenues	10,400,139
Operating expenses	
Commissions	5,218,686
Allocated general and administrative expenses - related party	4,022,921
Professional fees	45,639
Taxes, licenses and permits	53,351
Miscellaneous	110,812
	9,451,409
Income from operations	948,730
Other income and expense	
Interest income	1,280
Interest expense	(7,042)
	(5,762)
Net income	$ 942,968

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2022

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2021	$ 15	$ 189,198	$ (38,165)	$ 2,244,644	$ 2,395,692
Shareholder redemption	(3)	(189,198)	-	(55,016)	(244,217)
Collection of notes receivable	-	-	31,131	-	31,131
Distributions:					
Cash distributions	-	-	-	(2,037,951)	(2,037,951)
Non-cash distributions	-	-	-	(12,049)	(12,049)
Net income	-	-	-	942,968	942,968
Balance - December 31, 2022	$ 12	$ -	$ (7,034)	$ 1,082,596	$ 1,075,574

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Cash Flows

Year Ended December 31,		**2022**
Cash flows from operating activities		
Net income	$	942,968
Adjustments to reconcile to net cash from operating activities:		
Change in:		
Accounts receivable		(4,711)
Prepaid commissions		(221,525)
Prepaid expenses		(3,370)
Interest receivable		3,706
Accounts payable and accrued expenses		(7,490)
Commissions due		1,331,283
Due to related party		301,581
Deferred revenue		282,500
Net cash provided by operating activities		2,624,942
Cash flows from investing activities		
Advances to stockholders		(76,359)
Stockholder notes receivable payments		19,082
Net cash used by investing activities		(57,277)
Cash flows from financing activities		
Repayment of notes payable		(123,197)
Payments of distributions on common stock		(2,037,951)
Net cash used in financing activities		(2,161,148)
Net increase in cash and cash equivalents		406,517
Cash - beginning of year		3,134,595
Cash - end of year	$	3,541,112
Supplemental disclosure of cash flow information		
Cash paid for interest	$	7,042
Supplemental disclosure of noncash investing and financing activities		
Stockholder redemption liability	$	21,601
Stockholder redemption financed with notes payable	$	222,616
Stockholder notes receivable relieved with distributions	$	12,049

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2022, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2022, cash exceeded federal insured limits by $3,291,112.

Revenue from Contracts with Customers

Disaggregation of fee income – The Company provides advisory services on mergers and acquisitions. The Company has determined that all performance obligations are satisfied at a point in time. Fee income can be disaggregated into success fees, retainer fees, and reimbursable expenses.

Revenue from success fees is recognized at the point in time that performance under the arrangement is completed which is the closing date of the transaction. For the year ended December 31, 2022, success fee income was $9,719,230.

Retainer fees received from customers are recognized as stipulated within the contract terms and are based on the completion of services rendered prior to the marketing of the Company which typically occurs within four

to six weeks of the signing of the contract. For the year ended December 31, 2022, retainer fee income was $582,500.

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2022, $98,409 of reimbursable expense is reported as revenue on the statement of income and the related costs incurred is included in miscellaneous expense.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including commission income based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Deferred revenue – Deferred revenue consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2022, deferred revenue was $382,500. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the Company. Deferred revenue at December 31, 2021 of $100,000 was recognized during 2022 and included as part of retainer fees noted above.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts.

The guidance under Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of accounts and notes receivables utilizing the CECL framework. The Company's expectation is that the credit risk associated with receivables are that client with which it conducts business with, or stockholders is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and stockholders and currently there is not a foreseeable expectation of an event or change which could result in the receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2022.

The Company considers accounts receivable and stockholder notes receivable impacted by the guidance.

The Company has accounts receivable from customers of $30,306 at December 31, 2022.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their

proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, New York, Pennsylvania. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2022.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $926,674, which was $763,110 in excess of its net capital requirement of $163,564. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.65 to 1 as of December 31, 2022.

4. Stockholder Notes Receivable

During 2021, upon issuance of common shares, the Company issued promissory notes to three stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 5.25% beginning December 31, 2021. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal. During 2021, $46,005 of distributions were applied to the notes receivable. Two stockholders made principal payments totaling $30,326. The outstanding balance at December 31, 2021 was $38,165.

During 2022, $12,049 of distributions were applied to the notes receivable and one stockholder made principal payments totaling $19,082. The outstanding balance at December 31, 2022 was $7,034.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2022, issued and outstanding shares were 1,236.416.

6. Stockholder Redemption

On December 31, 2019, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out promissory note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2020, 2021, 2022). Based on the Company's EBITDA for 2020, 2021 and

2022, the earn-out liability is estimated to be $101,507, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2022. The earn-out note is payable in 33 equal monthly principal payments of $3,076 plus 6.75% interest with the initial payment due on April 30, 2023.

Annual future maturies are as follows:

2023	$27,683
2024	36,912
2025	36,912
	$101,507

On December 31, 2020, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out promissory note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2021, 2022, 2023).. Based on the Company's EBITDA for 2021 and 2022, the earn-out liability is estimated to be $38,843, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2022.

On December 31, 2022, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 7), plus an amount equal to an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2023, 2024, 2025). As these amounts relate to future periods and are currently unknown, no accrual has been recognized as of December 31, 2022.

The balance of all stockholder redemption liabilities on the statement of financial condition at December 31, 2022 totaled $140,350.

7. Notes Payable

Notes payable consist of the following at December 31, 2022:

A $222,616 note payable in 36 monthly installments through 2025 with principal payments of $6,184 and interest of 9.50%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $222,616 at December 31, 2022.

A $48,214 note payable in 36 monthly installments through 2023 with principal payments of $1,339 and interest of 5.25%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $16,071 at December 31, 2022.

Effective May 1, 2020, the Company became obligated for a $178,382 earn-out promissory note with a former stockholder based on a related stockholder redemption and separation agreement. Commencing September 2020, the earnout note is payable in 33 monthly equal payments of $5,406 plus 6.75% interest; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $27,027 at December 31, 2022.

Maturities on notes payable for future years ending December 31 are as follows:

2023	$117,304
2024	74,205
2025	74,205
	$265,714

8. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2022, the Company recorded $4,022,921 of allocable expenses payable to MCMG as a result of this expense sharing agreement. At December 31, 2022, amounts due to related party of $702,795 represent the remaining reimbursable expenses payable to MCMG.

9. Commitments

The Company guarantees notes payable by its stockholders to a former stockholder. The balance of these notes at December 31, 2022 was $22,551.

The historical notes payable and the earn-out note (Note 7) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $743,088 at December 31, 2022.

10. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

11. Subsequent Events

On January 1, 2023, the Company issued 192.967 common shares to 10 stockholders. The Company received $595,153 in cash consideration.

*****

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	**2022**
Shareholders' equity	
Shareholders' equity qualified for net capital	$ 1,075,574
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	$ 1,075,574
Nonallowable assets and miscellaneous capital charges	
Other assets	148,900
Net capital	$ 926,674
Amounts included in total liabilities which represent aggregate indebtedness	$ 2,453,463
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 163,564
Net capital in excess of minimum requirements	$ 763,110
Ratio of aggregate indebtedness to net capital	2.65

Note : There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report part IIA of form X-17A-5 as of December 31, 2022.

See report of independent public accounting firm.

MCMG Capital Advisors, Inc.

Exemption Report

MCMG Capital Advisors, Inc. (the "Company") (SEC file number 8-52364), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

MCMG Capital Advisors, Inc.

I, Spencer P. Cavalier, President, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 21, 2023

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) MCMG Capital Advisors, Inc (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis, where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cherry Bekaert LLP

Richmond, Virginia
February 21, 2023

Cherry Bekaert LLP

Your Guide Forward

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of MCMG Capital Advisors, Inc (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Richmond, Virginia
February 21, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52364 FINRA DEC
MCMG CAPITAL ADVISORS INC
800 E CANAL ST STE 850
RICHMOND, VA 23219-3959

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Yolanda Williams 804.591.2041

2. A.	General Assessment (item 2e from page 2)	$15,454.51
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/22/2022 Date Paid	(8,223.69)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	7,230.82
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$7,230.82

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $7,230.82

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCMG Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 25 day of January, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,401,418
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement (Deductions in excess of $100,000 require documentation)	(98,409)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	(98,409)
2d. SIPC Net Operating Revenues	$ 10,303,009
2e. General Assessment @ .0015	$ 15,454.51
	(to page 1, line 2.A.)